02027692

Summa Rx Laboratories, Inc.

Annual Report

Fiscal Year Ending April 30, 2001

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)
[X] **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended April 30, 2001

or

[ ] ***Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934***

For the transaction period from ________________________ to ________________________

Commission file number 1-9087.

SUMMA RX LABORATORIES, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	75-1535372 (I.R.S. Employer Identification No.)
2940 FM 3028, Mineral Wells, Texas (Address of principal executive offices)	76067 (Zip Code)

Registrant's telephone number, including area code: (940) 325-0771

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	Over the Counter

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
(1) Yes [X] No [ ] (2) Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

As of July 17, 2001, the estimated aggregate market price of the Registrant's voting stock held by non-affiliates was $1,316,777.

(APPLICABLE ONLY TO CORPORATE REGISTRANTS)

As of July 17, 2001, the Registrant had 3,145,838 shares of its common stock issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain exhibits from (i) Registration Statement No. 33-00297-FW on Form S-18 as filed with the Commission on December 9, 1985, (ii) Registration Statement No. 33-9475 on Form S-8 as filed with the Commission on October 9, 1986, (iii) Annual Report on Form 10-K for the year ended April 30, 1989 and (iv) Quarterly Report on Form 10-Q dated September 15, 1988 are incorporated by reference into Part IV of this Report.

PART I

ITEM 1. BUSINESS

Corporate Identity Statement

Summa Rx Laboratories, Inc. ("Summa") was formed as a Texas sole proprietorship in 1972 and was incorporated in the State of Texas in October 1976, as Dews Laboratories, Inc. In November 1987, Dews was merged into a Delaware corporation and was renamed Summa Rx Laboratories, Inc.

Summa is engaged in the business of manufacturing and marketing pharmaceuticals and dietary supplements for sale under contract to its customers. Its executive offices and manufacturing facilities are located at *2940 FM 3028, Mineral Wells, Texas 76067, approximately 45 miles west of the Dallas/Fort Worth* metropolitan area.

Description of Pharmaceutical Products and Services

Summa's manufacturing facility is registered with the Food and Drug Administration (the "FDA") to manufacture drugs. Present operations consist primarily of the manufacturing and marketing of products that fall into two categories - dietary supplements and pharmaceuticals (prescription and over the counter ["OTC"] drugs). All of its manufacturing and sales are now done on a contract basis according to its customers' specifications, including content and labeling design.

A major portion of Summa's sales consists of dietary supplements. Pursuant to the new Dietary Supplement Health and Educational Act of 1994, the term dietary supplements includes vitamins, minerals, amino acids, and herbs or other botanicals. Summa manufactures dietary supplements for a variety of customers including multi-level marketers and direct sales companies.

In addition, Summa, manufactures prescription and nonprescription pharmaceuticals such as analgesics, decongestants, and mucolytic expectorants. Summa's production and billing procedures are based on an order, production and shipment/payment basis so as to minimize finished goods inventory.

Distribution of products from Summa's manufacturing facility is by commercial freight carriers.

Sources and Availability of Raw Materials

The sources of the raw materials for Summa's operations are from independent commercial suppliers through-out the United States, and are available from many other suppliers, other than those utilized by Summa. There is adequate availability of the raw materials required for Summa's manufacturing operations.

Patents and Trademarks

Although most of Summa's formulas are not subject to patent protection, Summa has in the past, and will in the future, attempt to retain those formulas in the form of trade secrets. Summa believes that improvement of existing products, reliance upon trade secrets, and unpatented proprietary know-how and development of new products are generally as important as patent protection in establishing and maintaining a competitive market position.

Summa received a patent (No. 6,149,933) entitled "Dietary Supplement for the Promotion of Healthy Hair and Pigment Restoration" from the U. S. Patent Office on November 21, 2000.

In addition Summa has filed applications for trademarks for Gray Away, Zinc Care, Zinc Plus, Cold Clear, and ColdCare.

As part of the license agreement to manufacture zinc lozenges, Summa acquired the exclusive right to the use of ColdCure.

Seasonality

Dietary supplements traditionally experience declines in sales during the summer months; however, Summa has attempted to restructure its marketing efforts and product line to minimize the impact of seasonality on its sales.

Dependence on Customers' Business

For the year ended April 30, 2001, two customers accounted for 44% and 28% of Summa's sales. The loss of any of these customers could have an adverse effect on Summa. During the fiscal year ended April 30, 2000, two customers accounted for 25% and 25% of sales.

Competition

The manufacture and sale of dietary supplements, prescription and OTC pharmaceuticals is highly competitive with respect to price and products offered and is influenced by consumer preference. Summa does not attempt to compete with large pharmaceutical and nutritional companies, except in its dietary supplement programs, but attempts to supplement the products offered by such companies by offering similar products in market areas not penetrated by the larger companies. There are numerous smaller companies whose products overlap many of the products produced by Summa. Many of those companies are of comparable size or larger and provide the majority of the competition in Summa's market.

Product Research and Development

Summa intends to direct its research and development activities toward (1) additional dietary supplement products and (2) product lines to be manufactured under contract for customers, particularly pharmaceuticals.

Governmental Regulation

Summa's products and production and manufacturing facility are subject to governmental inspection and regulation by the FDA and the State of Texas Department of Health. The FDA establishes standards relative to product safety, efficacy, and labeling, which apply to the manufacture, clinical testing, and marketing of pharmaceuticals and medical devices in the United States. FDA regulations prohibit the general sale of such products until they have been determined to be safe and effective. Summa's manufacturing facility is registered with the FDA to manufacture drugs. However, none of the products manufactured by Summa require FDA pre-approval.

The procedure for seeking and obtaining FDA approval for a new pharmaceutical or medical device can involve many steps, including animal testing to determine the safety, efficacy, and potential toxicity prior to testing on humans, and clinical testing on humans prior to marketing. The process of obtaining FDA new drug approval generally takes a substantial period of time and involves the expenditure of a large amount of resources. Investigational drugs used in domestic clinical trials are subject to regulation relating to production methods, advertising, price, and profit.

Summa is not subject to any environmental regulations involving the discharge of any matter into the environment at either of its facilities. Consequently, the costs and effects of compliance with governmental environmental laws are non-existent.

Summa has not entered into any contracts or subcontracts with the federal government.

Employees

At April 30, 2001, Summa had 35 full-time employees. Production/manufacturing accounted for 29 of such employees. The balance of Summa's employees are engaged in finance, sales and administration.

ITEM 2. PROPERTIES

Summa owns its executive offices and its storage and manufacturing facilities which consist of a two story building that contains 28,000 square feet located on approximately six acres, five miles southeast of Mineral Wells, Texas. In the opinion of management the properties are adequately covered by insurance.

Summa expanded its manufacturing, operating and storage facilities in August 1997. Summa believes the expansion created sufficient manufacturing and storage facilities for its present needs.

Summa does not invest any of its assets in real estate, real estate mortgages or other securities.

ITEM 3. LEGAL PROCEEDINGS

Not Applicable.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not Applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Shares of Summa's Common Stock, $0.01 par value (the "Common Stock"), were not publicly traded prior to February 27, 1986. Following that date, the Common Stock has been traded in the over-the-counter market under the symbol DEWS until January 1988 when the symbol was changed to SMRX. Summa's Common Stock does not have an established public trading market.

The following table sets forth the high and low sales price (bid, quote) for the Common Stock for the period shown during the last two years ended April 30, 2000 and 2001.

	Quotations	
Quarter Ended	High	Low
July 31, 1999	1/2	1/2
October 31, 1999	1/2	1/2
January 31, 2000	1/2	1/2
April 30, 2000	1/2	1/2
July 31, 2000	1/2	1/2
October 31, 2000	1/2	1/2
January 31, 2001	1/2	1/2
April 30, 2001	1/2	1/2

At April 30, 2001, Summa had approximately 150 listed stockholders, excluding stockholders whose shares are held in a fiduciary capacity by banks, brokerage houses and nominees. Based on information received from such banks, brokers, and nominees, Summa believes that it has approximately 575 stockholders.

Summa has neither declared nor paid dividends on its Common Stock in the two most recent fiscal years. Summa intends to retain any earnings for use in the expansion of its business.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Sales for fiscal year 2001 were approximately $3 million compared to $4.4 million sales for fiscal year 2000. This $1.4 million reduction (32%) was primarily due to two of Summa's customers losing their drug license in the spring of 2000. Customers have not yet been found to fully replace the sales to these lost customers. Cost of sales as a percentage of sales for fiscal year 2001 was higher (82% vs. 76%) than fiscal year 2000 due primarily to increased costs of employee benefits such as medical insurance and uniforms and for the write off of obsolete inventory. Depreciation expense was also higher due to equipment purchased in March of 2000.

Sales expense for fiscal 2001 was approximately $263,000 compared to approximately $306,000 for fiscal 2000. This decrease of approximately $43,000 was due primarily to lower commissions paid due to lower sales. General and administrative expenses for fiscal 2001 was approximately $473,000 compared to $504,000 for fiscal 2000. The reduction of $31,000 was due primarily to lower expenses in general due to lower sales.

Interest income increased approximately $37,300 while interest expense decreased approximately $41,700. These changes are directly related to the arbitration award of $2,478,151 which enabled Summa to pay off certain notes payable and invest a significant portion in interest bearing accounts.

Liquidity

On December 7, 1999 a former customer of Summa paid Summa the sum of $2,478,151 pursuant to the provisions of an Award of Arbitrator entered on November 1, 1999. The award is presented net of expenses of $548,130 and income taxes of $443,591. Summa brought the action in arbitration seeking damages based upon the customer's claim of termination of a manufacturing and sales agreement entered into by it and Summa on July 11, 1997.

On December 27, 1999 Summa paid all of the principal and interest due under a promissory note owed to Carol Petrie, a holder of 233,356 shares of Summa's Common Stock.

In July 1999, the holders of the 12% Notes agreed to extend the due date of those notes until July 10, 2001. On December 27, 1999 and January 15, 2000 Summa called those notes and paid all of the principal and interest then due to the holders of those notes.

In May 1998 Summa's issued its 10% Notes in the principal amount of $380,000. On November 15, 2000, Summa called those notes and paid all of the principal and interest then due to the holders of those notes. Summa has no long-term debt outstanding and had approximately $644,000 cash in the bank or in interest bearing accounts at April 30, 2001.

The contract manufacturing of dietary supplements is an industry of ever changing products and is very price competitive. Summa's market share continues to decrease and sales for the past fiscal year have been below breakeven levels. Summa's sales for the first two months of the first quarter of 2002 continue to drop and the outlook for the balance of fiscal 2002 does not indicate a significant increase in sales. Accordingly, positive earnings and cash flow from operations for fiscal year 2002 is not anticipated; however, the Company has sufficient funds on hand to operate through 2002.

ITEM 7. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The information called for by this item is contained in a separate section of this report. See Index of Financial Statements on Page F-1 of this report.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 9. DIRECTORS AND EXECUTIVE OFFICERS OF REGISTRANT

Board of Directors

The following table sets forth the names and ages of all of the Directors of Summa as of July 17, 2001. Members of the Board of Directors are elected to serve a term of one year or until their successors are elected and qualified. No arrangement or understanding exists between any of the Directors and any other persons pursuant to which the Directors were selected.

Name	Since	Age	Position
Jerry A. Nelson	1987	65	Chairman of the Board, President and Chief Executive Officer
Stanley K. Slutzky	1995	63	Chairman of the Compensation Committee, Member of Audit Committee and Director,
Jeffrey P. Meador, CPA	2000	49	Chairman of the Audit Committee, Member of Compensation Committee and Director

The following sets forth-pertinent information regarding each of the Directors.

Jerry A. Nelson - Elected as a Director of the Company in April 1987, and as Chairman of the Board, President and Chief Executive Officer in July 1987. He previously had served as a consultant to the company from July 1985. From June 1982 until June 1987, Mr. Nelson was President of Nelson & Associates, a consulting firm providing manufacturing and product development services to various companies. From 1972 until 1982, Mr. Nelson was employed by Alcon Laboratories, serving in various management positions at different divisions of Alcon.

Stanley K. Slutzky - Elected as a Director of the Company in October 1995, Mr. Slutzky is the senior partner of the law firm of Slutzky, Wolfe and Bailey of Atlanta, Georgia. Mr. Slutzky has been in the practice of law in Georgia since 1962 and specializes in the practice of business law, commercial real estate and estate planning.

Jeffrey P. Meador, CPA - Mr. Meador was appointed as a member of the Board of Directors in May 2000. Mr. Meador has been in public accounting since 1976 having worked with Ernst & Ernst, Coopers and Lybrand and since 1985 with Jeff Meador & Associates in Austin, Texas. His practice is primarily in tax matters with significant experience in real estate, technology, compensation, and health care. He is also a certified valuation analyst.

Executive Officers

The following table sets forth the name, age and position of each of the executive officers of Summa as of July 17, 2001. Such persons administer the day-to-day operations of Summa and are appointed by Summa's Board of Directors to serve until the subsequent annual meeting of the Board of Directors or until they resign or are replaced. No arrangement or understanding exists between any of the executive officers and any other persons pursuant to which the executive officers were selected.

Name	Age	Position
Jerry A. Nelson	65	President and Chief Executive Officer
Charles H. Hughes	61	Chief Financial Officer
Pauline G. Lee	41	Corporate Secretary

Charles H. Hughes - Mr. Hughes joined Summa in September 2000 as Chief Financial Officer. Mr. Hughes is a CPA and holds an MBA from West Texas A & M University at Canyon, Texas. Prior to joining Summa, Mr. Hughes was involved in the financial administration of Greenridge Development, Ltd. located in Amarillo, Texas from 1997 to 2000. From 1993 to 1997 Mr. Hughes was the Chief Financial Officer of Amarillo Biosciences, Inc. located in Amarillo, Texas.

Pauline G. Lee - Mrs. Lee joined Summa in May 1989 as an in-house accountant. She was elected by the Board as the Corporate Secretary and Chief Accounting Officer on July 8, 1993. Mrs. Lee was elected to the position of Chief Financial Officer on December 3, 1998. In September 2000 Mrs. Lee became Summa's Customer Service & Materials Procurement Director. Prior to May 1989 she was employed as an accountant for a group of automobile dealerships for two years, and was in public accounting for the six years prior.

A description of Mr. Nelson's background is set forth above under "Board of Directors."

ITEM 10. EXECUTIVE COMPENSATION

During the fiscal year ended April 30, 2001, Mr. Nelson, Summa's President and CEO received cash compensation of $115,428. No other Summa executive officer received cash compensation in excess of $100,000. All of Summa's executive officers (three persons) received a total aggregate compensation of approximately $215,973 during such period.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(A) Certain Beneficial Owners

The following table set forth information regarding certain beneficial owners of Summa's Common Stock at July 17, 2001 who own more than five percent (5%) of the Common Stock. Each stockholder has sole voting and investment power with respect to the shares set forth opposite their name, unless otherwise indicated.

Name and Address of Beneficial Owners	Number of Shares Owned as of July 17, 2001	Percent
Carol M. Petrie 772 Potato Patch Vail, Colorado 81657	233,356	7.42
Lawrence L. Black, Black & Co. 1 SW Columbia Street Portland, Oregon 97258	223,695	7.11
Jerome Klawitter 3 Humbolt Lane Austin, Texas 78746	306,442	9.74
Shirley K. Hunter Trustee, Le Damier Trust 1000 Bayou Oaks Lane Lake Charles, Louisiana 70605	434,055	13.80

Edwin K. Hunter Trustee, Chambers Medical Foundation and Tellurogenic 1807 Lake Street Lake Charles, Louisiana 70601	374,064	9.03
TOTAL OWNERSHIP	1,571,612	47.10

(B) Management Ownership

The following table set forth information regarding management ownership of Summa's Common Stock at July 17, 2001. Mr. Nelson has sole voting and investment power with respect to his shares.

Name of Management Owners	Number of Shares Owned as of July 14, 2000	Percent
Jerry A. Nelson	180,371	5.73
Stanley K. Slutzky Trustee, Gabriel Trust	331,914	10.55
All Officers and Directors as a Group (5 persons)	512,285	16.28

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In 1997 Summa combined two promissory notes due to Carol Petrie, the holder of 233,356 shares of the Common Stock, into a single promissory note. The principal amount of the new note included all past due principal and interest of the two pre-existing notes through the date of the new note. The new note was due on December 15, 1999, bore interest at the rate of 12% per annum and was secured by all of Summa's executive offices and manufacturing facilities.

On December 27, 1999 Summa paid Ms. Petrie all of the principal and interest due under the new note and she executed releases of the liens securing the note.

Also, on December 27, 1999 and January 15, 2000 Summa paid all of the principal and interest due under the 12% Notes to the holders of those notes. Stanley K. Slutzky, Edwin K. Hunter and Carol Petrie, who are listed as being "Certain Beneficial and Management Shareholders" were holders of some of the 12% Notes.

ITEM 13. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of this report:

1. Financial Statements:

See Index to Financial Statements on page F-1 for a list of all financial statements and schedules filed as part of this report.

2. Financial Statement Schedules required to be filed by Item 8 of this Form 10-KSB:

All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required or are inapplicable and, therefore, have been omitted.

(b) Reports on Form 8-K.

No reports on Form 8-K have been filed during the last quarter of the period covered by this Report.

(c) Exhibits required by Item 601 of Regulation S-K:

Item (2) - Plan of acquisition, reorganization, arrangement, liquidation. or succession:

(A) Articles of Merger of Dews Laboratories, Inc., a Texas corporation, and Summa Rx Laboratories, Inc., a Delaware corporation, filed with the Commission as Exhibit 3.3 to Annual Report on Form 10-K for the year ended April 30, 1988 are incorporated herein by reference.

(B) Certificate of Agreement of Merger of Dews Laboratories, Inc., a Texas corporation, and Summa Rx Laboratories, Inc., a Delaware corporation, filed with the Commission as Exhibit 3.2 to Annual Report on Form 10-K for the year ended April 30, 1988 are incorporated herein by reference.

Item (3) (i) - Articles of Incorporation:

Certificate of Incorporation of Summa Rx Laboratories, Inc., a Delaware corporation, filed with the Commission as Exhibit 3.1 to Annual Report on Form 10-K for the year ended April 30, 1988 are incorporated herein by reference.

Item (3) (ii) - By-Laws:

By-Laws of Summa Rx Laboratories, Inc., a Delaware corporation, filed with the Commission as Exhibit 3.4 to Annual Report on Form 10-K for the year ended April 30, 1989 are incorporated herein by reference.

Item (4) - Instruments defining the rights of security holders, including indentures:

Proxy Statement for Special Meeting of Stockholders held on July 15, 1988 at which Summa stockholders approved and adopted a proposal to authorize 2,000,000 shares of Preferred Stock, $0.10 par value, and reported under Item 2 of Quarterly Report on Form 10-Q as filed with the Commission and dated September 15, 1988 is incorporated herein by reference.

Item (23) - Consents of Experts and Counsel - Consents of Counsel are incorporated herein by reference filed as part of Registration Statement No. 33-00297-FW on Form S-18 as filed with the Commission on December 9, 1985, and Registration Statement No. 33-9475 on Form S-8 as filed with the Commission on October 9, 1986.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Summa Rx Laboratories, Inc.

By: /s/ Jerry A. Nelson
JERRY A. NELSON, President and
Chief Executive Officer

Date: July 20, 2000

By: /s/ Charles H. Hughes
CHARLES H. HUGHES, Principal Financial
Officer and Principal Accounting Officer

Date: July 20, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Jerry A. Nelson
JERRY A. NELSON, Chairman of
the Board of Directors

Date: July 20, 2000

By: /s/ Stanley K. Slutzky
STANLEY K. SLUTZKY, Director

Date: July 20, 2000

By: /s/ Jeffrey P. Meador
JEFFREY P. MEADOR, Director

Date: July 20, 2000

Supplemental Information to Be Furnished With Reports Filed Pursuant to Section 15(d) of the Act by Registrants Which Have Not Registered Securities Pursuant to Section 12 of the Act.

INDEX TO FINANCIAL STATEMENTS

Accountants and
Management Consultants
Grant Thornton LLP
The US Member Firm of
Grant Thornton International

Grant Thornton

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Summa Rx Laboratories, Inc.

We have audited the accompanying balance sheets of Summa Rx Laboratories, Inc. as of April 30, 2001 and 2000, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Summa Rx Laboratories, Inc. as of April 30, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Dallas, Texas
May 25, 2001

Suite 500
1717 Main Street
Dallas, TX 75201
Tel: 214 561-2300
Fax: 214 561-2370

Summa Rx Laboratories, Inc.

BALANCE SHEETS

April 30,

ASSETS	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 643,817	$ 1,352,751
Trade accounts receivable, less allowance for doubtful accounts of $35,000 in 2001 and $124,569 in 2000	282,281	554,673
Inventories	86,944	262,919
Other current assets	151,654	81,088
Total current assets	1,164,696	2,251,431
PROPERTY, PLANT AND EQUIPMENT		
Furniture, fixtures and equipment	1,685,225	1,636,313
Buildings and improvements	398,030	383,859
	2,083,255	2,020,172
Less accumulated depreciation	857,898	741,463
	1,225,357	1,278,709
Land	5,798	5,798
	1,231,155	1,284,507
	$ 2,395,851	$ 3,535,938
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable - trade	$ 40,864	$ 308,678
Accrued expenses	140,780	311,045
Customer deposits	74,244	285,628
Total current liabilities	255,888	905,351
LONG-TERM NOTES PAYABLE TO RELATED PARTIES	-	380,000
STOCKHOLDERS' EQUITY		
12% cumulative convertible preferred stock - authorized, 2,000,000 shares of $.10 par value; issued, none	-	-
Common stock - authorized, 10,000,000 shares of $.01 par value; issued and outstanding, 3,145,838 shares	31,458	31,458
Additional paid-in capital	3,219,379	3,219,379
Accumulated deficit	(1,110,874)	(1,000,250)
	2,139,963	2,250,587
	$ 2,395,851	$ 3,535,938

The accompanying notes are an integral part of these statements.

Summa Rx Laboratories, Inc.

STATEMENTS OF OPERATIONS

Years ended April 30,

	2001	2000
Net sales	$3,066,923	$4,445,461
Cost of goods sold	2,525,024	3,381,385
Gross profit	541,899	1,064,076
Selling, general and administrative expenses	736,644	809,909
Operating income (loss)	(194,745)	254,167
Other income (expense)		
Interest expense - related parties	(21,209)	(62,913)
Other	60,633	23,316
	39,424	(39,597)
Earnings (loss) before income taxes and extraordinary gain	(155,321)	214,570
Income tax benefit	44,697	-
Earnings (loss) before extraordinary gain	(110,624)	214,570
Extraordinary gain		
Net settlement from arbitration, less $443,591 of income taxes	-	1,486,430
Net earnings (loss)	$(110,624)	$1,701,000
Earnings (loss) per common share - basic and diluted		
Earnings (loss) before extraordinary item	$(.04)	$ .07
Extraordinary gain	-	.47
Net earnings (loss) - basic and diluted	$(.04)	$ .54
Weighted average common shares outstanding	3,145,838	3,145,838

The accompanying notes are an integral part of these statements.

Summa Rx Laboratories, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholders' equity
	Shares	Amount			
Balances at May 1, 1999	3,145,838	$31,458	$3,219,379	$(2,701,250)	$ 549,587
Net earnings	-	-	-	1,701,000	1,701,000
Balances at April 30, 2000	3,145,838	31,458	3,219,379	(1,000,250)	2,250,587
Net loss	-	-	-	(110,624)	(110,624)
Balances at April 30, 2001	3,145,838	$31,458	$3,219,379	$(1,110,874)	$2,139,963

The accompanying notes are an integral part of this statement.

Summa Rx Laboratories, Inc.

STATEMENTS OF CASH FLOWS

Years ended April 30,

	2001	2000
Cash flows from operating activities		
Net earnings (loss)	$ (110,624)	$1,701,000
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities		
Depreciation	117,147	158,715
Changes in operating assets and liabilities		
Accounts receivable - trade	272,392	(373,574)
Inventories	175,975	(67,391)
Other current assets	(71,278)	(821)
Accounts payable - trade	(267,814)	57,066
Other accrued liabilities	(170,265)	188,132
Customer deposits	(211,384)	98,994
Net cash provided by (used in) operating activities	(265,851)	1,762,121
Cash flows from investing activities		
Capital expenditures	(63,083)	(383,600)
Cash flows from financing activities		
Payments of long-term debt	(380,000)	(294,390)
Net increase (decrease) in cash and cash equivalents	(708,934)	1,084,131
Cash and cash equivalents at beginning of year	1,352,751	268,620
Cash and cash equivalents at end of year	$ 643,817	$1,352,751
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$ 28,809	$ 60,728
Income taxes	$ 136,518	$ 344,000

The accompanying notes are an integral part of these statements.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Nature of Operations

Summa Rx Laboratories, Inc. (Summa or the Company) is engaged in the business of manufacturing and marketing pharmaceuticals, dietary supplements and nutritional products. Summa's manufacturing facility is registered with the U.S. Food and Drug Administration (the "FDA") to manufacture drugs and medical devices. Summa primarily manufactures and markets products, which fall into three categories: food supplements, pharmaceuticals and vitamins. In addition, Summa manufactures prescription and nonprescription pharmaceuticals such as antihistamines, analgesics, and mucolytic expectorants.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives of the assets, which for buildings and improvements is 10-30 years, and furniture, fixtures and equipment is 5 - 20 years.

Customer Deposits

The Company requires cash deposits on certain customer orders. The deposits are recorded as a current liability and recognized as revenue when the product is shipped.

Revenue Recognition

Revenue is recognized from sales when a product is shipped.

Income Taxes

Deferred tax assets are determined based on the differences between financial statement and income tax bases of assets using the enacted tax rates expected to be in effect when taxes become payable. Valuation allowances are provided against assets, which are not likely to be realized.

NOTE A - NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Earnings Per Share

The Company computes basic earnings (loss) per common share based on the weighted average number of common shares outstanding. Diluted earnings per share are computed based on the weighted average number of common shares outstanding plus the number of additional common shares that would have been outstanding if dilutive potential common shares had been issued. All potential common shares were anti-dilutive in 2001 and 2000. Accordingly, singular earnings (loss) per share amounts have been presented in the accompanying financial statements. In 2001 and 2000, options and warrants for 1,421,664 shares of common stock were excluded from diluted earnings per share because they were anti-dilutive.

Financial Instruments

The carrying amounts for cash, accounts receivable, accounts payable and notes payable approximate fair value because of the short term nature of these items.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Stock Options

The Company measures stock-based compensation cost as the excess of the quoted market price of the Company's common stock over the amount the employee must pay for the stock. The Company's policy is to generally grant stock options at market value at the date of grant.

Reclassifications

Certain reclassifications have been made to the 2000 presentation to conform with the 2001 presentation. Franchise taxes in the amount of $101,408 were included in selling, general and administration expenses in 2000 and have been reclassified and netted with the extraordinary gain.

NOTE B - LONG-TERM NOTES PAYABLE TO RELATED PARTIES

At April 30, 2000, the Company had notes payable to stockholders totaling $380,000. These notes bore interest at 10% per annum. These notes were paid during fiscal year 2001.

NOTE B - LONG-TERM NOTES PAYABLE TO RELATED PARTIES - Continued

In connection with the issuance of the $380,000 notes payable in 1998, the Company granted warrants to purchase 506,664 shares of its common stock for $.75 per share.

The value of the aforementioned warrants was not significant.

NOTE C - INCOME TAXES

The following reconciles the provision for income taxes in the statements of operations to the expected provision at statutory Federal rate:

	2001	2000
Expected provision (benefit)	$(52,809)	$ 72,954
Other	8,112	7,574
Utilization of net operating loss	-	(80,528)
	$(44,697)	$ -

The components of deferred tax assets and liabilities are as follows:

	2001	2000
Deferred tax assets		
Net operating loss carryforwards	$110,000	$110,000
Depreciation	(25,000)	-
Inventory	17,000	-
	102,000	110,000
Less valuation allowance	(42,000)	(42,000)
	$ 60,000	$ 68,000

The Company used a net operating loss carryforward of approximately $1,030,000 during 2000 of which approximately $113,000 was allocated to operations and $920,000 allocated to extraordinary gain, net of the reversal of prior year valuation allowance of $355,000. At April 30, 2001, the Company has approximately $330,000 of net operating loss carryforwards whose use is restricted to $66,000 per year and expire in 2006.

NOTE D - STOCKHOLDERS' EQUITY

The Company has stock option plans under which directors and key employees may be granted options to purchase the Company's common stock. The Company has reserved 450,000 shares of stock for issuance under the plans. The exercise price of options granted under the plans cannot be less than the fair market value of the stock on the date of grant. The options have a term of five to ten years and vest immediately. The following summarizes option activity under the stock option plans for each of the two years in the period ended April 30, 2001:

	Shares	Exercise price
Options outstanding and exercisable at May 1, 1999	285,000	$.50
Cancelled in 2000	(60,000)	.50
Options outstanding and exercisable at April 30, 2000 and 2001	225,000	$.50
Weighted average remaining contractual life		5.72 years

As permitted under Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation", the Company measures stock-based compensation cost as the excess of the quoted market price of the Company's common stock at the grant date over the amount the employee must pay for the stock, otherwise known as the intrinsic value method. SFAS 123 requires disclosure of pro forma net earnings (loss) and pro forma net earnings (loss) per share as if the fair value based method had been applied in measuring compensation cost for stock-based awards granted after 1995. Pro forma net earnings (loss) and earnings (loss) per share recorded under the intrinsic value method does not differ from the fair value method for 2001 and 2000.

The fair value of these options was estimated at the date of grant using an option pricing model with the following assumptions: risk-free interest rate of 6 percent; no dividend yield; 0% volatility; and expected lives ranging from 5 to 10 years.

NOTE D - STOCKHOLDERS' EQUITY - Continued

At various times, the Company has issued warrants to purchase common stock to certain employees, directors, creditors and stockholders. The warrants are exercisable within one year of the date of grant. The weighted average remaining contractual life at April 30, 2001 is 2.74 years. The fair value of warrants issued to non-employees was not material. The following summarizes warrant activity for each of the two years in the period ended April 30, 2001:

	Number of shares	Fiscal year of expiration	Warrant weighted average price per share
Warrants outstanding at May 1, 1999	1,006,664	2001-2003	$.63
Granted in 2000	190,000	2006	.50
Warrants outstanding at April 30, 2000 and 2001	1,196,664	2001-2006	$.61

NOTE F - MAJOR CUSTOMERS

A significant portion of the Company's net sales has been derived from major customers. Two customers accounted for 44% and 28% of sales of the Company in 2001 and 25% and 25% of sales of the Company in 2000.

Although management believes its relations with these customers are currently good, it is reasonably possible that the Company could lose one or more of these customers, which could have a material adverse effect on the Company's financial position, or results of operations.

NOTE G - EMPLOYEE BENEFIT PLAN

In 1998 the Company adopted an employee benefit plan, which provides for tax deferred contributions from employees, together with certain matching contributions from the Company. The Plan qualifies under section 401 (k) of the Internal Revenue Code. Under the Plan, employees are permitted to contribute up to 15% of their gross compensation into the retirement plan and the Company will match 50% of each employee's contribution up to a maximum rate of 6%. Benefit plan expense was approximately $20,940 and $7,900 in 2001 and 2000, respectively.

NOTE H - EXTRAORDINARY GAIN

On December 7, 1999, a former customer of Summa paid Summa the sum of $2,478,151 pursuant to the provision of an Award of Arbitrator entered on November 1, 1999. The award is presented net of expenses of $548,130 and income taxes of $443,591. The Company brought the action in arbitration seeking damages based upon the customer's claim of termination of a manufacturing and sales agreement entered into by it and the Company on July 11, 1997.

NOTE I - FOURTH QUARTER ADJUSTMENTS

During the fourth quarter of 2001, the Company reduced its allowance for doubtful accounts by approximately $43,000 and recorded a write-off of obsolete inventories of approximately $45,000.

Consent of Independent Certified Public Accountants

We have issued our report dated May 25, 2001 accompanying the financial statements included in the Annual Report of Summa Rx Laboratories, Inc. on Form 10-KSB for the year ended April 30, 2001. We hereby consent to the incorporation by reference of said report in the Registration Statement of Summa Rx Laboratories, Inc. on Form S-8 (File No. 33- 9475 effective October 9, 1986).

Grant Thornton LLP

Dallas, Texas
July 17, 2001